V I K A   C O R P.

Suite 202, 2310 W 2nd Avenue

Vancouver, BC

V6K 1J1

Tel:  604.221.7384

Fax:  604.736.4912

November 2nd, 2005

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0304

Washington, D.C. 20549-0304

Attention: Ms. Anita Kuru

Dear Sirs:

Re:

Vika Corp.

Registration Statement on Form SB-2

File No. 333-124421

We refer to our letter to you of even date wherein we request that the Registration Statement be declared effective.

With respect to our request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

VIKA CORP.

“Scott  Sutherland”

Scott Sutherland,

President and CEO